Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 MAIN (905) 726-2462 OFFICE (905) 726-7070 magna.com

July 20, 2023

Mr. Jeffrey Gordon

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

RE:	Magna International Inc.
Form 40-F for the Year Ended December 31, 2022
Filed March 31, 2023
Form 40-F/A for the Year Ended December 31, 2022
Filed April 27, 2023
File No. 001-11444

Dear Mr. Gordon:

We confirm receipt on July 10, 2023 of your letter dated June 8, 2023 (the “Letter”) providing comments by Staff of the Securities and Exchange Commission (the “Staff”) regarding Magna International Inc.’s (together with its subsidiaries, “Magna” or the “Company”) Form 40-F for the Year Ended December 31, 2022 Filed March 31, 2023 and Form 40-F/A for the Year Ended December 31, 2022 Filed April 27, 2023. Set forth below are the Company’s responses to your comments. For your convenience, we have reproduced such comments in the order provided, followed by the Company’s corresponding response.

Form 40-F/A

Exhibit 2

Note 1. Significant Accounting Policies

Revenue Recognition, page 5

1.	We note your discussion of the products offered by each of your reporting segments on pages 31 through 38 of Exhibit 1. Please tell us how you considered the guidance in ASC 606-10-50-5 when determining your disclosures related to the disaggregation of revenue in your financial statements. In addition, tell us how you considered the guidance in ASC 280-10-50-40 in concluding on the need to present revenues from external customers for each product and service or each group of similar products and services.

Company Response:

We considered the guidance in ASC 606-10-50-5 when determining the categories by which to disaggregate revenue recognized from contracts with customers. We determined that revenue disaggregated by operating segment, business activity, external customer, and geographic region provides useful information for users of the Company’s financial statements to understand key drivers of its revenues and cash flows, while also depicting how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors as required by ASC 606-10-50-5.

a.	The Company’s operating segments are organized based on product similarities, technological opportunities, and market and operating factors. These factors are relevant to the nature, amount, timing, and uncertainty of revenue and cash flows. For instance, the Company’s Complete Vehicles operating segment enters into complete vehicle assembly contracts with customers, which are complex and often include multiple distinct performance obligations, whereas its other operating segments do not enter into similar types of contracts with customers. The Company’s Power and Vision operating segment is directly aligned with key technology trends such as electrification and autonomous driving, whereas these trends may not directly impact its other segments as significantly. The Company’s operating segments Seating and Body Exteriors & Structures are primarily organized on their product similarities. Disaggregation of revenues by operating segment disclosed in Note 22. Segmented Information provides users with insight into revenues and cash flows at a level at which the nature, amount, timing, and uncertainty of revenue and cash flows are affected similarly by economic factors.

We do not believe that further disaggregation of revenues by product type beyond what is the Company’s operating segments would provide useful information as to how its revenues and cash flows are influenced by economic factors. As listed in the Products & Services section of the 2023 Revised Annual Information Form dated April 26, 2023, there are over 50 different categories of products that the Company manufactures as a global supplier of automotive parts – a level of disaggregation of revenues that would not provide meaningful information to users of financial statements. The Company does not maintain detailed accounting information disaggregated by individual product, as it does not internally measure performance this way. Additionally, a product is generally customized to a customer and vehicle platform, leading to variation in each specific product’s nature, volumes, and price; this variability lessens the ability to derive further meaningful revenue and cash flow performance insights.

Also, in consideration of the guidance in ASC 606-10-55-90, we considered the level at which revenue is disaggregated for regular review by the chief operating decision maker to evaluate the Company’s financial performance or make resource allocation decisions. This review is performed at an operating segment level.

b.	The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Total tooling and engineering sales are disclosed in Note 1. Significant Accounting Policies given the nature, amount, and timing of revenue and cash flows related to tooling and engineering revenue are distinct from production revenues. For instance, tooling and engineering revenue may be recognized at a point in time or over time, with progress payments, lump sum payments, or a price per part, depending on the specific facts and circumstances of the arrangement, whereas production revenues are recognized at a point in time with payment terms that are customary in the industry, typically 30 to 90 days.

c.	The Company discloses revenues by external customer and geographic region in Note 22. Segmented Information. Disaggregation of revenue for these categories enables users of the financial statements to evaluate trends in external customer performance and economic trends in automotive producing regions, which provides insight into economic factors that impact the Company’s revenue and cash flows.

We have considered the guidance in ASC 606-10-55-91 and based on our evaluation, we believe the Company has met the disclosure objectives in ASC 606-10-50-5 as the categories by which the Company disaggregates revenues provides the most useful information for users of financial statements and is in line with how the Company manages its business.

In determining entity-wide disclosures, we considered the guidance in ASC 280-10-50-40, which requires disclosure of revenues from external customers for each group of similar products and services, which we have determined is the operating segment level. Consistent with the discussion and analysis above on operating segments, each operating segment represents a group of similar products and services, and we do not believe that further disaggregation of revenues by product type would provide meaningful insights. Additionally, we considered the guidance in ASC 280-10-50-38, which notes that information required by ASC 280-10-50-40 needs to be provided only if it is not provided as part of the reportable operating segment information required. We have concluded that the reportable operating segment information meets the requirements of this guidance.

Exhibit 3

Management's Discussion and Analysis of Results of Operations and Financial Position

Results of Operations, page 5

2.	In future filings, please discuss in greater detail the business reasons for the changes between periods in your sales and expense line items. In addition, enhance your disclosure to also discuss the business reasons for the changes between periods in the significant line items of each of your segments. In doing so, disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, your disclosure on page 5 indicates that sales increased primarily due to (i) the launch of new programs during or subsequent to 2021, (ii) higher global light vehicle production and (iii) customer price increases to recover certain higher production input costs, but it is unclear how significantly each of these factors impacted your sales. Please refer to Item 303(a)(3) of Regulation S-K for further information.

Company Response:

We acknowledge Staff’s comment. However, we recognize that judgment is required in determining the level of quantitative detail necessary to ensure the Company’s performance is adequately explained. In analyzing each factor cited, the Company evaluates both qualitative and quantitative impacts and discloses significant factors in order of importance. We believe disclosing certain items qualitatively provides an understanding of the factors that have materially affected the Company’s results. In future MD&A filings, we will endeavour to provide further quantitative information about material factors when such data has a significant impact on understanding the Company’s financial performance and is reasonably quantifiable.

3.	You state that you continue to experience elevated inflation in all markets in which you operate, with higher commodity, energy, labour, freight and other production input pricing expected to persist throughout 2023 and 2024. In future filings, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

Company Response:

Exhibit 1 (Annual Information Form) of Magna’s 40-F/A contains disclosure pertinent to the factors contributing to elevated inflation. Such disclosure can be found under the heading “Macroeconomic, Political and Other Trends” in Exhibit 1 under the following subheadings: “Inflationary Price Increases,” “Supply Chain Disruptions,” “Russian Invasion of Ukraine,” “Impact of COVID-19 Pandemic,” and “Economic/Political Uncertainty.” We believe the foregoing provides sufficient contextual information informing a reader’s view of the MD&A discussion regarding inflationary pressures, but will assess for future filings whether additional disclosure can be added directly to the MD&A to assist the reader.

4.	Please further discuss in future filings whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Company Response:

We acknowledge Staff’s comment. While supply chain disruptions were significant in 2022, albeit to a lesser extent than the industry experienced in 2021 and 2020, supply chains have been rebalancing and we do not currently anticipate any further material disruptions. The primary impact was through reduced sales, labour and other operational inefficiencies, as well as an increase in inventory to protect against supply chain disruptions, all disclosed in Exhibits 1 and 3. To the extent that supply chain disruptions materially impact the Company’s outlook or business goals in future periods, we will seek to provide additional disclosure regarding material impacts to results of operations or capital resources, as well as to sales, profits and/or liquidity.

5.	We note that you have experienced labour and other operational inefficiencies at your facilities as a result of your production lines being stopped/started largely due to supply constraints. Please revise your disclosure in future filings to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Company Response:

We acknowledge Staff’s comment. While supply chain disruptions were significant in 2022, supply chains have been rebalancing and we do not currently anticipate further material disruptions. In any event, the primary impact of mitigation efforts was the increased costs disclosed in Exhibits 1 and 3. To the extent material future supply disruptions arise, we will address material trends or uncertainties resulting from mitigation efforts, together with material risks (if any) arising from such efforts.

* * *

We have forwarded a copy of the Letter and this response to the Company’s Audit Committee.

Please feel free to contact the undersigned at (905) 726-7220 if you have any further questions or comments.

Yours very truly,

/s/ Patrick W.D. McCann
Patrick W.D. McCann Executive Vice-President & Chief Financial Officer

c.c.	Members of the Magna International Inc. Audit Committee
Swamy Kotagiri, Chief Executive Officer
Devin McLeod, Vice-President, Finance
Robert Cecutti, Controller